Exhibit 8.1

List of Principal Subsidiaries and VIEs

Significant Subsidiaries	Place of Incorporation
MultiMetaVerse Inc.	Cayman Islands
MultiMetaVerse HK Limited	Hong Kong
Shanghai Mi Ting Culture Creativity Co., Ltd.	PRC
Beijing Mi Ting Technology Co., Ltd.	PRC
Shanghai Ling Xu Technology Co., Ltd.	PRC

VIES	Place of Incorporation
Shanghai Jupiter Creative Design Co., Ltd.	PRC
Shanghai Cai Huan Network Technology Co., Ltd.	PRC
Shanghai Hui Zhi Ren Culture & Creativity Co., Ltd.	PRC
Shanghai Mobius Information Technology Co., Ltd.	PRC